Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are building a cash rebate, digital advertising, payment solution, and software development business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. Through our subsidiaries in Malaysia, we connect retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants, provide digital advertising services to retail merchant customers (“advertisers”), provide payment solution services to merchants, and develop customized software systems for our clients. Substantially all of our current operations are located in Malaysia.

Our cash rebate business is the foundation of the business ecosystem we are building. We have cooperated with retail merchants, which have registered on the GETBATS website and mobile app as merchants (“Merchants”), to offer cash rebates on their products or services, which have attracted retail shoppers to register on the GETBATS website and mobile app as members (“Members”) in order to earn cash rebates for shopping online and offline. As the number of Members grows and sales of the existing Merchants increase, more retail merchants are willing to cooperate with us. As of March 31, 2023, and September 30, 2022, the GETBATS website and mobile app had 2,518,023 and 2,513,658 Members, respectively, and 832 and 820 Merchants, respectively. During the six months ended March 31, 2023 and 2022, we facilitated 161,306 and 188,718 transactions through the GETBATS website and mobile app, respectively. We generate revenue by keeping an agreed-upon portion of the cash rebates offered by Merchants on the GETBATS website and mobile app.

With our investing a substantial amount of funds to enhance the system, an increased number of members and merchants are adopting our system, resulting in the formation of a vast database. On March 24, 2023, we entered into a software development agreement with Brandavision Sdn Bhd (“Brandavision”) to develop a comprehensive data management system for Brandavision, grant them the access to our vast database, help to train the staff of Brandavision with respect to its use, and provide continuous technical support. For the six months ended March 31, 2023, we reported $1,740,472 revenue from software licensing to Brandavision. We expected to generate more revenue from the software licensing segment in the near future.

Making use of the vast Member and Merchant data we have collected from the GETBATS website and mobile app, we help advertisers design, optimize, and distribute advertisements through online and digital channels. We primarily distribute advertisements through (i) our SEEBATS website and mobile app, on which viewers can watch movies and television series for free through OTT streaming, which is a means of providing television and film content over the Internet at the request and to suit the requirements of the individual consumer, (ii) our GETBATS website and mobile app to its Members, and (iii) social media, mainly consisting of accounts of influencers and bloggers. During the six months ended March 31, 2023 and 2022 we served 22 and 42 advertisers, respectively. We generate revenue through service fees charged to the advertisers.

To diversify our revenue sources and supplement our cash rebate and digital advertising service businesses, we started to provide payment solution services to merchants in May 2021 by referring them to VE Services Sdn Bhd, a Malaysian Internet payment gateway company and a related-party entity controlled by one of our beneficial shareholders (“VE Services”). Pursuant to an appointment letter dated October 1, 2020 with VE Services (the “Appointment Letter”), we serve as its independent merchant recruitment and onboarding agent and refer merchants to VE Services for payment processing. We referred 35 and 14 merchants to VE Services during the six months ended March 31, 2023 and 2022, respectively. We generate insignificant revenue through commissions from VE Services for our referrals and such revenue has been reported as revenue from a related party in our consolidated financial statements.

For the six months ended March 31, 2023, we had total revenue of $3,976,190 and net income of $1,364,497. Revenue derived from digital advertising services, software licensing, cash rebate services, and payment solution services accounted for approximately 55.85%, 43.77%, 0.27%, and 0.11% of our total revenue for the period, respectively.

For the six months ended March 31, 2022, we had total revenue of $2,922,413 and net income of $1,256,019. Revenue derived from digital advertising services, cash rebate services, and payment solution services accounted for approximately 99.63%, 0.19%, and 0.18% of our total revenue for the period, respectively.

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2023 and 2022

The following table summarizes our results of operations for the six months ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended March 31,
	2023		2022		Variances
	Amount	% of total revenue	Amount	% of total revenue	Amount	%
Revenue
Revenue from digital advertising services	$2,220,794	55.85%	$2,911,482	99.63%	$(690,688)	(23.7)%
Revenue from software licensing	1,740,472	43.77%	-		1,740,472	100.0%
Revenue from cash rebate services	10,621	0.27%	5,552	0.19%	5,069	91.3%
Revenue from payment solution services – related party	4,303	0.11%	5,379	0.18%	(1,076)	(20.0)%
Total operating revenue	3,976,190	100.00%	2,922,413	100.00%	1,053,777	36.1%

Operating costs
Cost, selling, general, and administrative expenses	1,996,892	50.22%	1,003,373	34.33%	993,519	99.0%
Total operating costs	1,996,892	50.22%	1,003,373	34.33%	993,519	99.0%

Income from operations	1,979,298	49.78%	1,919,040	65.67%	60,258	3.1%

Other income
Other income, net	12,920	0.32%	203	0.01%	12,717	6,264.5%
Total other income, net	12,920	0.32%	203	0.01%	12,717	6,264.5%

Income before income tax	1,992,218	50.10%	1,919,243	65.67%	72,975	3.8%

Provision for income tax expenses	627,721	15.79%	663,224	22.69%	(35,503)	(5.4)%

Net income	$1,364,497	34.32%	$1,256,019	42.98%	$108,478	8.6%

Revenue

Our total revenue increased by $1,053,777, or 36.1%, to $3,976,190 for the six months ended March 31, 2023 from $2,922,413 for the six months ended March 31, 2022. The increase in our revenue was primarily due to increases in the revenue from our newly established software licensing service segment.

Our different revenue sources for the six months ended 2023 and 2022 were as follows:

	For the six months ended March 31,
	2023		2022		Change
	Amount	%	Amount	%	Amount	%
Revenue by service types:
Revenue from digital advertising services	$2,220,794	55.85%	$2,911,482	99.63%	$(690,688)	(23.7)%
Revenue from software licensing	1,740,472	43.77%	-	-%	1,740,472	100.0%
Revenue from cash rebate services	10,621	0.27%	5,552	0.19%	5,069	91.3%
Revenue from payment solution services – related party	4,303	0.11%	5,379	0.18%	(1,076)	(20)%
Total operating revenue	$3,976,190	100.00%	$2,922,413	100.00%	$1,053,777	36.1%

Revenue from Digital Advertising Services

Our revenue from digital advertising services decreased significantly by $690,688, or approximately 23.7%, from $2,911,482 in the six months ended March 31, 2022 to $2,220,794 in the six months ended March 31, 2023. The significant decrease was due to decreases in the number of advertisers for our services in the six months ended March 31, 2023 because of increased competition. The total number of advertisers that used our digital advertising services was 22 in the six months ended March 31, 2023 (including 18 repeat advertisers and four new advertisers). The total number of advertisers that used our digital advertising services was 42 for the six months ended March 31, 2022 (including 15 repeat advertisers and 27 new advertisers). The average advertising spending per advertiser was $138,800 and $69,321, for the six months ended March 31, 2023 and 2022, respectively.

The following table presents the breakdown of our revenue from digital advertising services for the six months ended March 31, 2023 and 2022:

	For the six months ended March 31,
	2023	2022
Advertisement design and consultation services	$543,925	$598,953
Advertisement display services, net of discount of $136,715 and $87,522, respectively	1,676,869	2,312,529
Total revenue from digital advertising services, net	$2,220,794	$2,911,482

During the six months ended March 31, 2023, six advertisers used our advertisement design and consultation services and we charged the advertising service fees in the range of approximately $2,400 to $38,000 for designated services. We generated revenue of $543,925 from providing advertisement design and consultation services for the six months ended March 31, 2023.

In addition, all 22 advertisers for the six months ended March 31, 2023 further used our services for advertisement display on our websites and mobile apps and third-party social media channels. Depending on the different advertisement distribution channels and the duration of the advertisement display, we charged advertising service fees in the range of approximately $5,000 to approximately $240,000 for designated services. Our revenue associated with advertisement display amounted to $1,676,869 (after deducting an aggregate discount of $136,715) in the six months ended March 31, 2023.

During the six months ended March 31, 2022, eight advertisers used our advertisement design and consultation services and we charged the advertising service fees in the range of approximately $2,400 to $10,000 for designated services. We generated revenue of $598,953 from providing advertisement design and consultation services for the six months ended March 31, 2022.

In addition, all 42 advertisers for the six months ended March 31, 2022 further used our services for advertisement display on our websites and mobile apps and third-party social media channels. Depending on the different advertisement distribution channels and the duration of the advertisement display, we charged advertising service fees in the range of approximately $5,000 to approximately $240,000 for designated services. Our revenue associated with advertisement display amounted to $2,312,529 (after deducting an aggregate discount of $87,522) in the six months ended Mach 31, 2022.

Revenue from software licensing

On March 24, 2023, our wholly owned subsidiary, Starbox Rebates Sdn. Bhd., a company limited by shares incorporated under the laws of Malaysia (“StarboxGB”), entered into a software licensing agreement with Brandavision. We agreed to develop a comprehensive data management system for Brandavision, grant it the access to our vast database, help to train the staff of Brandavision with respect to its use, and provide continuous technical support. The contract period is for three years, commencing March 24, 2023, and ending March 23, 2026. The total contract sum during the contract period is RM12,400,000 (equivalent to US$2.8 million). For the six months ended March 31, 2023, we recorded $1,740,472 revenue from providing services to Brandavision.

Revenue from Cash Rebates Offered by Retail Merchants

Our cash rebate service revenue increased by approximately 91.3% from $5,552 for the six months ended March 31, 2022 to $10,621 for the six months ended March 31, 2023. The cash rebate service revenue increased primarily due to an increase in the average cash rebate commission rate earned by the Company for the six months ended March 31, 2023 as compared to the six months ended March 31, 2022. For the six months ended March 31, 2023, 26 Merchants offered total cash rebates of $11,348 to attract 1,791 Members to purchase products and services from these Merchants, with sales transaction amount of $1,218,647. Total cash rebate of $5,440 to members was approximately 48% of total rebates offered by Merchants; the average cash rebate commission rate earned by the Company was approximately 52%. For the six months ended March 31, 2022, 31 Merchants offered total cash rebates of $23,765 to attract 3,083 Members to purchase products and services from these Merchants, with a sales transaction amount of $1,823,404. Total cash rebate of $18,213 to members was approximately 76% of total rebates offered by Merchants; the average cash rebate commission rate earney by the Company was approximately 24%.

Revenue from Payment Solution Services – Related Party

We started to provide payment solution services to merchants in May 2021. During the six months ended March 31, 2023, we referred 35 merchants (including 21 new merchants and 14 existing merchants) to VE Services for payment processing and earned commission fees of $4,304. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue of $4,304 from payment solution services in the six months ended March 31, 2023 was reported as revenue from a related party.

During the six months ended March 31, 2022, we referred 14 merchants (including three new merchants and 11 existing merchants) to VE Services for payment processing and earned commission fees of $5,379. Since VE Services is an entity controlled by one of our beneficial shareholders, our revenue from payment solution services for the six months ended March 31, 2022 was reported as revenue from a related party.

Operating Costs

The following table sets forth the breakdown of our operating costs for the six months ended March 31, 2023 and 2022:

	For the six months ended March 31,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$318,750	15.96%	$195,904	19.52%	$122,846	62.71%
Professional and consulting service fees	429,896	21.53%	468,971	46.74%	(39,075)	(8.33)%
Marketing and promotional expenses	209,564	10.49%	104,808	10.45%	104,756	99.95%
Content license costs	30,000	1.50%	25,059	2.50%	4,941	19.72%
Website and facility maintenance expenses	147,345	7.38%	49,725	4.96%	97,620	196.32%
Depreciation and amortization	193,662	9.70%	44,147	4.40%	149,515	338.68%
Utility and office expenses	251,563	12.60%	56,779	5.66%	194,784	343.06%
Business travel and entertainment expenses	71,479	3.58%	17,522	1.75%	53,957	307.94%
Others	344,633	17.26%	40,458	4.02%	304,175	751.83%
Total operating costs	$1,996,892	100.00%	$1,003,373	100.00%	$993,519	99.02%

Our operating costs accounted for approximately 50.22% and 34.33% of our total revenue for the six months ended March 31, 2023 and 2022, respectively. Our operating costs increased significantly by $993,519, or approximately 99.02%, from $1,003,373 in the six months ended March 31, 2022 to $1,996,892 in the six months ended March 31, 2023. The increase was primarily due to the following reasons:

(1)	For the six months ended March 31, 2023, the salary expenses were $318,750, an increase of $122,846 compared with $195,904 in the six months ended March 31, 2022, primarily due to an increase in the number of employees from 17 for the six months ended March 31, 2022 to 25 for the six months ended March 31, 2023, in order to handle the increase in business activities associated with our digital advertising services, cash rebate services and the newly expanded business in software licensing services.

(2)	The marketing and promotional expenses primarily included expenses incurred to develop Members, Merchants, and advertisers, and to broaden our brand awareness. Our marketing and promotional expenses increased by $104,756, from $104,808 for the six months ended March 31, 2022 to $209,564 for the six months ended March 31, 2023, as a result of our increased marketing efforts to develop new merchants and advertisers for our services.

(3)	License costs represented service fees paid to third-party content providers to license movies and television series and put such licensed movies and television series on our SEEBATS website and mobile app to drive traffic. License costs slightly increased by $5,000, from $50,000 in fiscal year 2021 to $55,000 in fiscal year 2022. On November 1, 2021, we entered into a Service and Licensing Agreement with a third-party content provider, Shenzhen Yunshidian Information Technology Ltd. (“Shenzhen Yunshidian”), to license movies and television series in various genres, such as action, comedy, fantasy, historical, and romance. The agreement has a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. We agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. We expect to renew the Service and Licensing Agreement with Shenzhen Yunshidian. Pursuant to a letter agreement dated July 15, 2021, Shenzhen Yunshidian also provided SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021, before we entered into the Service and Licensing Agreement. As a result of the Service and Licensing Agreement with Shenzhen Yunshidian, we capitalized content assets as part of our intangible assets and amortize the content assets using the straight-line method over the licensing period from November 1, 2021 to October 31, 2023. For the six months ended March 31, 2023 and 2022, the amortization of intangible assets-content assets of Shenzhen Yunshidian amounted to $30,000 and 25,059, respectively.

(4)	Website and facility maintenance expenses increased by $97,620, from $49,725 in the six months ended March 31, 2022 to $147,345 in six months ended March 31, 2023, because we incurred more costs to optimize and upgrade our IT system related to rebate calculation and AI calculation engine.

(5)	Our utility and office expenses increased significantly by $194,784, from $56,779 in the six months ended March 31, 2022 to $251,563 in the six months ended March 31, 2022, primarily due to increased office insurance expenses and increased office supply expenses resulting from increased staff.

(6)	Our depreciation and amortization expense increased significantly by $149,515, from $44,147 in the six months ended March 31, 2022 to $193,662 in the six months ended March 31, 2023, mainly due to increased amortization of intangible assets. In order to support our expansion of digital advertising service and cash rebate service businesses, in December 2021, we purchased packaged computer software and applications from a third-party vendor at the aggregate cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of our cash rebate and digital advertising operating systems. In addition, from June 2022 to September 2022, we further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $501,412 (MYR2.32 million) to add an embedded treasure hunt system into our digital advertising operating systems, to improve the coding, rating, and comment function and optimize our SEEBATS mobile app.

In October 2022, we signed a new contract with ARX Media Sdn. Bhd. (“ARX”), to conduct a software application design and development project. Total contract price with ARX for the Rebates Mall software design and customization, augmented reality (“AR”) software development, and database processing capacity improvement amounted to MYR218.75 million (approximately $47.2 million) to be performed in the next three years. Pursuant to the contract terms, from November 2022 to December 2022, we made a total prepayment of $25.2 million (MYR111.0 million) as the first installment payment to ARX; of which, $18.13 million (MYR80 million) was transferred into intangible assets during the six months ended March 31, 2023, due to ARX having completed AI calculation engine development as part of the software project. AI calculation engine is a software solution designed to provide advance calculations and analysis based on artificial intelligence algorithms.

(7)	Our business travel and entertainment expenses increased by $53,957 from $17,522 in the six months ended March 31, 2022 to $71,479 in the six months ended March 31, 2023, due to our increased efforts to expand our business operations into local and neighboring countries.

(8)	Others included trademark, employee defined contribution plan, bonus, and company’s employee uniform design and customization. Others increased by $304,175 from $40,458 in the six months ended March 31, 2022 to $344,633 in the six months ended March 31, 2023, primarily due to (i) increased trademark expenses by $69,990 and (ii) increased bonus by $176,635.

We expect our overall operating costs, including marketing expenses, salaries, and professional and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Provision for Income Taxes

Our provision for income taxes was $627,721 and $663,224 in the six months ended March 31, 2023 and 2022, respectively. Our subsidiaries Starbox Holdings Berhad (“Starbox Berhad”), StarboxGB, StarboxTV Sdn. Bhd. (“StarboxSB”), and Paybats Sdn. Bhd. (“StarboxPB”) are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the six months ended March 31, 2023 and 2022, with the remaining balance being taxed at the 24% rate. For the six months ended March 31, 2023 and 2022, the tax saving as the result of the favorable tax rates and tax exemption amounted to $0 and $10,027, respectively, and per share effect of the favorable tax rate and tax exemption was $0.00. Other than StarboxSB and StarboxGB, Starbox Berhad and StarboxPB have each reported recurring operating losses since their inception. Management concluded that the chances for these two entities that suffered recurring losses in prior periods to become profitable in the foreseeable future and to utilize their net operating loss carry forwards were remote. Accordingly, we provided valuation allowances of $56,098 and $35,174 for the deferred tax assets of these subsidiaries at March 31, 2023 and September 30, 2022, respectively.

Net Income

As a result of the foregoing, we reported net income of $1,364,497 for the six months ended March 31, 2023, representing an increase of $108,478 from a net income of $1,256,019 for the six months ended March 31, 2022.

Liquidity and Capital Resources

Cash Flows for the Six Months Ended March 31, 2023 Compared to the Six Months Ended March 31, 2022

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of March 31, 2023 and as of the date of this report. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of our subsidiaries in Malaysia. Our Malaysian subsidiaries’ ability to transfer funds to us in the form of loans or advances or cash dividends is not materially restricted by regulatory provisions in accordance with laws and regulations in Malaysia. Our subsidiaries in Malaysia are free to remit divestment proceeds, profits, dividends, or any income arising from our investment in Malaysia, as long as the payment is made in foreign currency, instead of Malaysian Ringgit, and in accordance with the Foreign Exchange Notices issued by the Bank Negara Malaysia (the Central Bank of Malaysia). As of March 31, 2023 and September 30, 2022, none of the net assets of our consolidated subsidiaries in Malaysia were restricted net assets and there were no funds transferred from our Malaysia subsidiaries to us in the form of loans, advances, or cash dividends during the six months ended March 31, 2023 and 2022.

As of March 31, 2023, funds were transferred among our Cayman Islands holding company and our subsidiaries in Malaysia, as intercompany loans, and used for working capital purposes and amounted to approximately $28.8 million. Funds were transferred among our Malaysian subsidiaries, Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB, as intercompany loans, and used for working capital purposes and amounted to approximately $26.6 million and $0 during the six months ended March 31, 2023 and 2022, respectively. We have not been notified of any restrictions which could limit our Malaysian subsidiaries’ ability to transfer cash among one another.

As of March 31, 2023, we had $864,392 in cash and cash on hand as compared to $17,778,895 as of September 30, 2022. We also had $4,986,688 and $2,032,717 in accounts receivable as of March 31, 2023 and September 30, 2022, respectively. Our accounts receivable included balances due from advertisers for digital advertising services rendered, and due from Brandavision for software licensing revenue, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Accounts receivable balance as of September 30, 2022 has been fully collected. Approximately 40% of the March 31, 2023 accounts receivable balance has been subsequently collected as of the date of this report and the remaining balance is expected to be collected by October 2023. The following table summarizes our outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2023	Subsequent collection	% of subsequent collection
Less than 6 months	$4,617,556	$1,614,547	35%
From 7 to 9 months	369,132	369,132	100%
From 10 to 12 months	-	-	-%
Over 1 year	-	-	-%
Total gross accounts receivable	4,986,688	1,983,679	40%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$4,986,688	$1,983,679	40%

As of March 31, 2023, we had prepaid expenses of approximately $14.5 million, which primarily consisted of prepayments to third-party vendors to help us (i) design, develop, and optimize the AR travel guide app with the key commercial objective to provide personalized instant rebates, voucher distribution, and ad placements for merchants, (ii) to conduct software application design, development, conceptualization, and visualization for our Virtual Reality Rebate Mall project, and upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model, and to support our future business expansion, (iii) to design and develop the Artificial Intelligence Chatbot System and maintenance, and (iv) and to design and develop a conversation AI Chatbot Integration mobile app and website. There was no allowance for doubtful accounts recorded for such prepayments as we consider all of the prepayments fully realizable.

The balance due from a related party was $1,682 as of March 31, 2023, representing due from VE Services for commission receivable for referring payment solution services to VE Services. The balance due to a related party was $1,409 as of March 31, 2023, representing the fee to be paid for secretarial and tax consulting and filing services received from a company that is owned by our CFO. Such advance was non-interest bearing and due on demand.

As of March 31, 2023, our working capital balance amounted to approximately $19.7 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments.

To further grow our advertiser, Member, and Merchant bases and increase our future revenue and cash flows, we plan to selectively launch our cash rebate and digital advertising services in other countries in Southeast Asia during the next three years, starting from markets such as the Philippines, Thailand, and Indonesia. To accomplish such expansion plan, we will need to establish representative offices or appoint local partners, hire new sales, marketing, and support personnel in the countries in which we will launch our services, improve or upgrade our websites and mobile apps to adapt to local languages and cultures, and promote our brands in these countries. In addition to our geographic business expansion, in order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business growth, we also plan to put a significant amount of investment into our IT system and infrastructure. We will outsource the software and application design and development to third-party vendors for market research, feasibility study, AR app and Virtual Reality Mall Data Management system software conceptualization, visualization, system coding, testing, debugging, and AI Chatbot system design and integration. We believe such IT related investment will help us diversify our future business scope, increase our competitive advantage, and benefit our future long-run growth.

In connection with the above-mentioned business expansion into neighboring countries and investment on our IT infrastructure, we estimate the total related capital investment and expenditures to be approximately $57 million over the next three years, among which approximately $1 million will be required to support our expansion into the neighboring countries and approximately $20 million to $25 million will be required on IT software related investment within the next 12 months, based on management’s best estimate as of the date of this report. Currently, we plan to use our own cash to support our short-term business growth goal. Our major source of funding includes the following: (i) on August 25, 2022, we closed our initial public offering of 5,375,000 ordinary shares at a public offering price of $4.00 per ordinary share. We raised approximately $21.5 million in gross proceeds from the initial public offering and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses, (ii) on November 3, 2022, we closed a private placement, in which we issued and sold an aggregate of 9,000,000 ordinary shares to investors at a price of $1.40 per share and received gross proceeds, before deducting the placement agent’s fees and other related offering expenses, of $12.60 million, and (iii) our operating cash flows from existing businesses as well as potentially from our expansion into neighboring countries within the next 12 months. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date of this report.

However, we may incur additional capital needs in the long term. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditure. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

The following table sets forth a summary of our cash flows for the six months indicated:

	For the Six Months Ended March 31,
	2023	2022
Net cash (used in) provided by operating activities	$(12,148,919)	$1,526,249
Net cash used in investing activities	(17,877,183)	(631,431)
Net cash provided by (used in) financing activities	11,760,444	(822,416)
Effect of exchange rate change on cash and restricted cash	1,351,155	(8,955)
Net increase (decrease) in cash	(16,914,503)	63,447
Cash, beginning of period	17,778,895	2,295,277
Cash, end of period	$864,392	$2,358,724

Operating Activities

Net cash used in operating activities was $12,148,919 for the six months ended March 31, 2023, and primarily consisted of the following:

●	net income of $1,364,497 for the six months ended March 31, 2023;

●	an increase in outstanding accounts receivable of $2,809,804. Our accounts receivable included balances due from customers for digital advertising services, software licensing services, cash rebate services, and payment solution services rendered, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. The March 31, 2023 accounts receivable balance has been 30% collected as of the date of this report and the remaining balance is expected to be collected by October 2023;

●	an increase in prepayment and other current assets of approximately $9,621,687. In order to upgrade our existing software and operating systems to increase the data processing capability, to diversify our business operation model and to support our future business expansion, we signed a few agreements with third-party technological and software development vendors to (i) conduct software application design and development to our develop AR travel guide app with the key commercial objective to provide additional digital ad placements for merchants, and to convert online traffic to offline merchants to improve our data processing capacity for instant rebates, and air-drop voucher for merchants, and (ii) conduct a market research, feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging for our Virtual Reality Rebate Mall project, to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms, (iii) design and develop an Artificial Intelligence Chatbot System and maintenance, and (iv) design and develop a conversation AI Chatbot Integration mobile app and website. As of March 31, 2023, we had prepaid approximately $14.5 million to these vendors, and we consider all of the prepayments fully realizable;

●	an increase in prepaid income tax of $544,054, because we made income tax prepayment to local tax authorities based on estimated taxable income and such prepayment which will be reconciled and settled upon filing our income tax returns;

●	a decrease in outstanding taxes payable of $1,063,540, mainly resulting from payment to settle the September 30, 2022 income tax payable balance;

Net cash provided by operating activities was $1,526,249 for the six months ended March 31, 2022, and primarily consisted of the following:

●	net income of $1,256,019 for the six months ended March 31, 2022;

●	an increase in outstanding accounts receivable of $1,326,333. Our accounts receivable included balances due from customers for digital advertising services, cash rebate services, and payment solution services rendered, where our performance obligations had been satisfied, and our fees had been billed but had not been collected as of the balance sheet dates. Approximately 99.9% of the March 31, 2022 accounts receivable balance has been collected as of the date of this report;

●	an increase in outstanding taxes payable of $834,895, due to our increased taxable income. We plan to fully settle the tax liabilities with local tax authorities by early August 2022; and

●	an increase in deferred revenue of $579,355. Our customers are typically required to make certain prepayments to us before we provide digital advertising services to them. We record such prepayments as deferred revenue when our performance obligations associated with the delivery of digital advertising services to customers had not been satisfied as of the balance sheet date. Due to the generally short-term duration of the contracts, the majority of our unfulfilled performance obligations are satisfied within three months subsequent to the balance sheet date.

Investing Activities

Cash used in investing activities was $17,877,183 for the six months ended March 31, 2023, which primarily included purchase of property and equipment of $13,183 and purchase of intangible assets of $17,864,000 during the period.

Cash used in investing activities was $631,431 for the six months ended March 31, 2022, which primarily included purchases of property and equipment of $5,011 and purchases of intangible assets of $626,420.

Financing Activities

Cash provided by financing activities was $11,760,444 for the six months ended March 31, 2023, which consisted of net proceeds from our private placement of $11,766,810, offset by repayment of borrowing from related parties in the amount of $6,366.

Cash used by financing activities was $822,416 for the six months ended March 31, 2022, which consisted of repayment of borrowing from a related party of $398,422, and payment for deferred initial public offering costs of $423,994.

Contractual Obligations

On August 20, 2021, our main operating subsidiaries in Malaysia started to lease office spaces from Zenapp Sdn Bhd (“Zenapp”), with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023, and monthly rent of MYR10,000 (approximately $2,424). The sub-tenancy agreements may be renewed for successive two-year terms. The operating lease expenses for the six months ended March 31, 2023 and 2022 were $408,800 and nil, respectively. However, on April 30, 2022, we early terminated the sub-tenancy agreements with Zenapp and elected to enter into lease agreements directly with the same landlords for a term of one year from May 1, 2022 to April 30, 2023. There was no penalty derived from the early termination of the sub-tenancy agreements. In April 2023, the Company renewed the office lease agreement for additional two years with a lease maturity date in April 2025.

The following tables summarize our contractual obligations as of March 31, 2023:

12 months ending March 31,	Lease payment
2024	$18,491
2025	18,491
2026	1,541
Total future minimum lease payments	38,523
Less: imputed interest	2,012
Total	$36,511

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the Jumpstart Our Business Startups Act of 2012. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, the discount rate used to calculate lease liabilities, the amount of worldwide tax provision, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable primarily consist of service fees generated from providing digital advertising services, payment solution services to retail merchants, and software licencing revenue.

Accounts receivable are presented net of allowance for doubtful accounts. We determine the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect the amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and September 30, 2022, there was no allowance for doubtful accounts recorded as we consider all of the outstanding accounts receivable fully collectible.

Revenue Recognition

On October 1, 2019, we adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on our consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We currently generate our revenue from the following main sources:

Revenue from digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with advertisers, which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital adverting services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $2,400 to approximately $38,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the ads. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $240,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

The Company identifies advertisement design and consultation services and advertisement display services as two separate performance obligations, as each are services that are capable of being distinct and distinct in the context of advertising contracts. Each of the service commitments in advertisement design and consultation services, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the ads, are not distinct in the context of advertising contracts, because they are inputs to deliver the combined output of advertisements to be displayed as specified by the customer. Therefore, advertisement design and consultation services are identified as a single performance obligation. The Company allocates revenue to each performance obligation based on its stand-alone selling price, which is specified in the contracts.

The Company’s advertisement design and consultation services are normally rendered within a short period of time, ranging from a few days to a month. As all the benefits enjoyed by the customers can be substantially realized at the time when the design and consultation services are completed, the Company recognizes revenue at the point when designated services are rendered and accepted by the customers. The Company does not provide rights of return, credits or discounts, price protection, or other similar privileges to customers for such services and accordingly no variable consideration included in such services.

The majority of the Company’s advertising contracts are for the provision of advertisement display on the Company’s websites and mobile apps and social media channels for a fixed period of time (ranging from a few weeks to a few months) without a guaranteed minimum impression level. In instances where certain discounts are provided to customers for advertisement displays, such discounts are reported as deduction of revenue. Revenue from advertisement services is recognized over the period the advertisement is displayed. Advances from customers are deferred first and then recognized as revenue until the completion of the contract. There are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Revenue from software licensing

In 2023, the Company started a software licensing business, in whch the Company develops software such as data management system, licenses the use right of the system to customers for a term of period as license income, and provides related technology support and system maintenance services on an annual basis. The contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. The software license is considered a distinct performance obligation and accounted for separately from the technical support and system maintenance services. Revenue from distinct software license is recognized at the point in time when the software system is delivered to the customer. Revenue from annual technical support, system maintenance, and upgrade is recognized over the period in which the service is provided. The standalone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Revenue from cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.3% to 99.99% based on the sales price of the products or services, among which approximately 48% to 86% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 52% to 14% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

The Company merely acts as an agent in these types of transactions. The Company does not have control of the goods or services under the sales transactions between the retail merchants and retail shoppers, has no discretion in establishing prices, and does not have the ability to direct the use of the goods or services to obtain substantially all the benefits. The Company recognizes cash rebate revenue at the point when retail merchants and retail shoppers are connected and the sales transactions are facilitated and completed. Revenue is reported net of service taxes. For the six months ended March 31, 2023 and 2022, the Company only reported cash rebate revenue of $10,621 and $5,552, respectively.

Revenue from payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services. The Company entered into the Appointment Letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.525% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied. For the six months ended March 31, 2023 and 2022, the Company referred a total of 35 and 14 retail merchants to VE Services for payment processing and earned $4,304 and $5,379 revenue from providing payment solution services to customers, respectively.

Deferred revenue

Deferred revenue occurs when the Company has entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of March 31, 2023 and September 30, 2022, deferred revenue amounted to $368,066 and nil, respectively. Revenue recognized for the six months ended March 31, 2023 and 2022 that was included in the deferred revenue balance at the beginning of the period was nil and $800,492, respectively.

Disaggregation of Revenue

We disaggregate our revenue from contracts by service types, as we believe it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of our disaggregation of revenue by service types for the six months ended March 31, 2023 and 2022 was as follows:

	For the Six Months Ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue from advertising services:
Advertisement design and consultation services	$543,925	$598,953
Advertisement display services	1,813,584	2,400,051
Gross revenue from advertising services	2,357,509	2,999,004
Less: discount to customers for advertisement displays	(136,715)	(87,522)
Sub-total of net revenue from advertising services	2,220,794	2,911,482

Revenue from software licensing	1,740,472	-
Revenue from cash rebate services	10,621	5,552
Revenue from payment solution services-related party	4,304	5,379
Total operating revenue	$3,976,190	$2,922,413

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2023 and 2022. We do not believe there was any uncertain tax provision as of March 31, 2023 and September 30, 2022.

Our operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the six months ended March 31, 2023 and 2022. As of March 31, 2023 and September 30, 2022, all of the tax returns of our Malaysian subsidiaries remained open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective October 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2023 and September 30, 2022.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Our revenue, cash flow, operating results, and other key operating and performance metrics may vary from quarter to quarter, due to the seasonal nature of our advertisers’ budgets and spending on advertising campaigns. For example, advertising spending tends to rise in holiday seasons with consumer holiday spending, or closer to end-of-year in fulfilment of their annual advertising budgets, which may lead to an increase in our revenue and cash flow during such periods. Moreover, advertising inventory in holiday seasons may be more expensive, due to increased demand for advertising inventory. While our historical revenue growth may have, to some extent, masked the impact of seasonality, if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow, and operating results from period to period.